Exhibit 99.1

Materialise Reports First Quarter 2025 Results

LEUVEN, Belgium--(BUSINESS WIRE)—April 24, 2025 -- Materialise NV (NASDAQ:MTLS), a leading provider of additive manufacturing and medical software and of sophisticated 3D printing services, today announced its financial results for the first quarter ended March 31, 2025.

Highlights – First Quarter 2025

•	Boosted by 18.7% growth in our Materialise Medical segment, total revenue increased by 4.3% to 66,379 kEUR for the first quarter of 2025 compared to the corresponding 2024 period.
•	Total deferred revenues from software maintenance and license fees increased during the quarter by 1,921 kEUR, to 48,870 kEUR.
•	Adjusted EBIT improved to 646 kEUR for the first quarter of 2025 from (1,195) kEUR for the fourth quarter of 2024, but remained below the 2,656 kEUR of the corresponding 2024 period, reflecting the impact from macro-economic headwinds faced by our Materialise Manufacturing and Software segments.
•	Net loss for the first quarter of 2025 was (535) kEUR, or (0.01) EUR per diluted share, compared to a net profit of 3,585 kEUR, or 0.06 EUR per diluted share, for the corresponding 2024 period.
•	Driven by recurring positive free cash flow, our net cash position increased over the quarter by 6,716 kEUR to 67,736 kEUR.

CEO Brigitte de Vet-Veithen commented, “Amidst the current macro-economic and geo-political turbulence, we managed to grow our consolidated revenue by more than 4% in the first quarter of this year compared to the same period of 2024. At the same time, we significantly increased the deferred revenue carried on our balance sheet. Also in this quarter, our Materialise Medical segment continued to lead the way, with more than 18% revenue growth compared to the same period in 2024. Uncertain market conditions continued to weigh on our Materialise Manufacturing and Materialise Software segments, however. Although overall profitability in this year’s first quarter declined compared to the same period of 2024, we continue to realize operational efficiencies compared to the fourth quarter of 2024. At the same time, we further improved our net cash position while we continue to invest in sustainable growth, as detailed in our recently released 2024 Materialise Sustainability Report.”

First Quarter 2025 Results

Total revenue for the first quarter of 2025 increased 4.3% to 66,379 kEUR from 63,637 kEUR for the first quarter of 2024. Adjusted EBIT for the first quarter of 2025 was 646 kEUR compared to 2,656 kEUR for the 2024 period. The Adjusted EBIT margin (Adjusted EBIT divided by total revenue) for the first quarter of 2025 was 1.0%, compared to 4.2% for the first quarter of 2024. Adjusted EBITDA for the first quarter of 2025 was 6,147 kEUR compared to 8,094 kEUR for the 2024 period.

Revenue from our Materialise Medical segment increased 18.7% to 31,078 kEUR for the first quarter of 2025 compared to 26,183 kEUR for the same period in 2024. Segment Adjusted EBITDA increased 14.2% to 9,047 kEUR for the first quarter of 2025 compared to 7,921 kEUR, while the segment Adjusted EBITDA margin was 29.1% compared to 30.3% for the first quarter of 2024.

Revenue from our Materialise Software segment decreased 6.4% to 9,775 kEUR for the first quarter of 2025 from 10,438 kEUR for the same quarter last year. Segment Adjusted EBITDA decreased 45.1% to 599 kEUR from 1,090 kEUR, while the segment Adjusted EBITDA margin was 6.1%, compared to 10.4% for the prior-year period.

Revenue from our Materialise Manufacturing segment decreased 5.5% to 25,526 kEUR for the first quarter of 2025 from 27,016 kEUR for the first quarter of 2024. Segment Adjusted EBITDA decreased to (377) kEUR from 1,529 kEUR, while the segment Adjusted EBITDA margin was (1.5)%, compared to 5.7% for the first quarter of 2024.

Gross profit increased 2.2% to 36,724 kEUR compared to 35,935 kEUR for the same period last year, while gross profit as a percentage of revenue was 55.3% compared to 56.5% for the first quarter of 2024.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses increased, in the aggregate, 6.9% to 36,510 kEUR for the first quarter of 2025 from 34,138 kEUR for the first quarter of 2024.

Net other operating income was 360 kEUR compared to 789 kEUR for the first quarter of 2024.

Operating result amounted to 574 kEUR compared to 2,585 kEUR for the first quarter of 2024.

Net financial result was (875) kEUR, compared to 1,510 kEUR for the first quarter of 2024, reflecting unfavorable effects from exchange rate fluctuations.

The first quarter of 2025 contained net tax expenses of (234) kEUR, compared to net tax expenses of (510) kEUR in the first quarter of 2024.

As a result of the above, net loss for the first quarter of 2025 was (535) kEUR, compared to a net profit of 3,585 kEUR for the same period in 2024. Total comprehensive loss for the first quarter of 2025, which includes exchange differences on translation of foreign operations, was (30) kEUR compared to 3,312 kEUR for the 2024 period.

At March 31, 2025, we had cash and cash equivalents of 104,180 kEUR compared to 102,304 kEUR at December 31, 2024. Gross debt amounted to 36,444 kEUR, compared to 41,284 kEUR at December 31, 2024. As a result, our net cash position increased by 6,716 kEUR to 67,736 kEUR.

Cash flow from operating activities for the first quarter of 2025 was 9,713 kEUR, compared to 9,970 kEUR for the same period in 2024. Total cash out from capital expenditures for the first quarter of 2025 amounted to 1,832 kEUR, resulting in a positive free cash flow.

Net shareholders’ equity at March 31, 2025 was 248,703 kEUR compared to 248,492 kEUR at December 31, 2024.

On April 2, 2025 Materialise released its 2024 Sustainability Report clearly outlining the initiatives we are taking to make a sustainable difference with additive manufacturing for a better and healthier world. The report is available on our corporate website or can be consulted directly through https://mtls.am/report.

2025 Guidance

Mrs. de Vet-Veithen concluded, “As already anticipated in our earlier guidance for the fiscal year 2025 issued in February, we expect uncertain macro-economic and geo-political conditions to impact the remainder of 2025 and in particular the second quarter, but we are convinced that the fundamentals of our business are solid and resilient. We therefore continue to expect to report consolidated revenue for the full fiscal year 2025 within the 270,000 to 285,000 kEUR range we communicated in February. We are also maintaining our Adjusted EBIT guidance of 6,000 kEUR to 10,000 kEUR for fiscal year 2025.”

Non-IFRS Measures

Materialise uses EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA as supplemental financial measures of its financial performance. EBIT is calculated as net profit plus income taxes, financial expenses (less financial income) and shares of profit or loss in a joint venture. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of profit or loss in a joint venture and depreciation and amortization. Adjusted EBIT and Adjusted EBITDA are determined by adding share-based compensation expenses, acquisition-related expenses of business combinations, impairments and revaluation of fair value due to business combinations to EBIT and EBITDA, respectively. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of financing decisions and, in the case of EBITDA and Adjusted EBITDA, long term investment, rather than the performance of the company’s day-to-day operations. The company also uses segment Adjusted EBITDA to evaluate the performance of its three business segments. As compared to net profit, these measures are limited in that they do not reflect the cash requirements necessary to service interest or principal payments on the company’s indebtedness and, in the case of EBITDA and Adjusted EBITDA, these measures are further limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the changes associated with impairments. Management evaluates such items through other financial measures such as financial expenses, capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD 1.0815, the reference rate of the European Central Bank on March 31, 2025.

Conference Call and Webcast

Materialise will hold a conference call and simultaneous webcast to discuss its financial results for the first quarter of 2025 on Thursday, April 24, 2025, at 8:30 a.m. ET/2:30 p.m. CET. Company participants on the call will include Brigitte de Vet-Veithen, Chief Executive Officer and Koen Berges, Chief Financial Officer. A question-and-answer session will follow management’s remarks.

To access the call by phone, please click the link below at least 15 minutes prior to the scheduled start time and you will be provided with dial-in details. Participants can choose to dial in or receive a call to connect to Materialise’s conference call.

•	https://register-conf.media-server.com/register/BI8fc234f0695d41cda76124b7d2bea08d

The conference call will also be broadcast live over the Internet with an accompanying slide presentation, which can be accessed on the company’s website at http://investors.materialise.com. The webcast of the conference call will be archived on the company's website for one year.

About Materialise

Materialise incorporates over 30 years of 3D printing experience into a range of software solutions and 3D printing services, which form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest and most complete 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, our estimates for the current fiscal year’s revenue and Adjusted EBIT, our results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, growth and strategies (including how our business, results of operations and financial condition could be impacted by the current armed geopolitical conflicts around the world and governmental responses thereto, inflation, increased labor, energy and materials costs), policy changes resulting from the U.S. presidential administration, changes in tariffs and trade restrictions, and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this press release, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will,” “may,” “could,” “might,” “aim,” “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and the company believes there is a reasonable basis for them. However, the company cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of the forward-looking statements are subject to risks and uncertainties that may cause the company's actual results to differ materially from our expectations, including risk factors described in the company's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. There are a number of risks and uncertainties that could cause the company's actual results to differ materially from the forward-looking statements contained in this press release.

The company is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Consolidated income statements (Unaudited)

	for the three months ended March 31,
In '000	2025	2025	2024
	U.S.$	€	€
Revenue	71,789	66,379	63,637
Cost of Sales	(32,071)	(29,654)	(27,702)
Gross Profit	39,717	36,724	35,935
Gross profit as % of revenue	55.3%	55.3%	56.5%

Research and development expenses	(12,345)	(11,414)	(10,231)
Sales and marketing expenses	(16,299)	(15,071)	(14,598)
General and administrative expenses	(10,842)	(10,025)	(9,309)
Net other operating income (expenses)	389	360	789
Operating (loss) profit	620	574	2,585

Financial expenses	(2,998)	(2,772)	(798)
Financial income	2,052	1,897	2,308
(Loss) profit before taxes	(326)	(301)	4,096

Income Taxes	(253)	(234)	(510)
Net (loss) profit for the period	(579)	(535)	3,585
Net (loss) profit attributable to:
The owners of the parent	(577)	(533)	3,591
Non-controlling interest	(2)	(2)	(6)

Earning per share attributable to owners of the parent
Basic	(0.01)	(0.01)	0.06
Diluted	(0.01)	(0.01)	0.06

Weighted average basic shares outstanding	59,067	59,067	59,067
Weighted average diluted shares outstanding	59,067	59,067	59,088

Consolidated statements of comprehensive income (Unaudited)

	for the three months ended March 31,
In 000€	2025	2025	2024
	U.S.$	€	€
Net profit (loss) for the period	(579)	(535)	3,585
Other comprehensive income
Recycling
Exchange difference on translation of foreign operations	546	505	(273)
Other comprehensive income (loss), net of taxes	546	505	(273)
Total comprehensive income (loss) for the year, net of taxes	(33)	(30)	3,312
Total comprehensive income (loss) attributable to:
The owners of the parent	(34)	(32)	3,319
Non-controlling interests	2	1	(6)

Consolidated statement of financial position (Unaudited)

	As of March 31,	As of December 31,
In 000€	2025	2024
Assets
Non-current assets
Goodwill	43,372	43,391
Intangible assets	28,772	29,973
Property, plant & equipment	110,906	111,331
Right-of-Use assets	7,337	7,719
Deferred tax assets	3,407	3,523
Investments in convertible loans	4,055	3,994
Other non-current assets	6,274	5,893
Total non-current assets	204,123	205,823
Current assets
Inventories	16,148	16,992
Trade receivables	49,571	53,052
Other current assets	16,432	18,166
Cash and cash equivalents	104,180	102,304
Total current assets	186,331	190,513
Total assets	390,454	396,336

	As of March 31,	As of December 31,
In 000€	2025	2024
Equity and liabilities
Equity
Share capital	4,487	4,487
Share premium	233,895	233,895
Retained earnings and other reserves	10,405	10,197
Equity attributable to the owners of the parent	248,787	248,578
Non-controlling interest	(84)	(86)
Total equity	248,703	248,492
Non-current liabilities
Loans & borrowings	19,450	23,175
Lease liabilities	4,970	5,112
Deferred tax liabilities	2,982	3,202
Deferred income	14,653	13,268
Other non-current liabilities	832	910
Total non-current liabilities	42,887	45,666
Current liabilities
Loans & borrowings	9,502	10,383
Lease liabilities	2,522	2,614
Trade payables	21,303	23,348
Tax payables	787	1,432
Deferred income	46,435	45,998
Other current liabilities	18,315	18,403
Total current liabilities	98,864	102,178
Total equity and liabilities	390,454	396,336

Consolidated statement of cash flows (Unaudited)

	for the three months ended March 31,
In 000€	2025	2024
Operating activities
Net (loss) profit for the period	(535)	3,585
Non-cash and operational adjustments	6,994	4,637
Depreciation of property plant & equipment	3,854	3,765
Amortization of intangible assets	1,631	1,672
Share-based payment expense	72	71
Loss (gain) on disposal of intangible assets and property, plant & equipment	21	(132)
Movement in provisions	18	79
Movement reserve for bad debt and slow moving inventory	243	188
Financial income	(1,834)	(2,309)
Financial expense	2,763	797
Impact of foreign currencies	(2)	(5)
(Deferred) income taxes	228	510
Working capital adjustments	3,763	1,029
Decrease (increase) in trade receivables and other receivables	4,487	3,712
Decrease (increase) in inventories and contracts in progress	948	(10)
Increase (decrease) in deferred revenue	1,868	643
Increase (decrease) in trade payables and other payables	(3,539)	(3,315)
Income tax paid & Interest received	(509)	718
Net cash flow from operating activities	9,713	9,970

	for the three months ended March 31,
In 000€	2025	2024
Investing activities
Purchase of property, plant & equipment	(1,400)	(2,525)
Purchase of intangible assets	(432)	(306)
Proceeds from the sale of property, plant & equipment & intangible assets (net)	75	206
Net cash flow used in investing activities	(1,757)	(2,624)
Financing activities
Repayment of loans & borrowings	(4,472)	(4,876)
Repayment of leases	(815)	(757)
Capital increase	-	-
Interest paid	(235)	(358)
Other financial income (expense)	(310)	(5)
Net cash flow from (used in) financing activities	(5,832)	(5,997)
Net increase/(decrease) of cash & cash equivalents	2,123	1,348
Cash & Cash equivalents at the beginning of the year	102,304	127,573
Exchange rate differences on cash & cash equivalents	(247)	(22)
Cash & cash equivalents at end of the period	104,180	128,899

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	for the three months ended March 31,
In 000€	2025	2024
Net profit (loss) for the period	(535)	3,585
Income taxes	234	510
Financial expenses	2,772	798
Financial income	(1,897)	(2,308)
Depreciation and amortization	5,501	5,438
EBITDA	6,075	8,023
Share-based compensation expense (1)	72	71
Adjusted EBITDA	6,147	8,094

(1) Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.

Reconciliation of Net Profit (Loss) to EBIT and Adjusted EBIT (Unaudited)

	for the three months ended March 31,
In 000€	2025	2024
Net profit (loss) for the period	(535)	3,585
Income taxes	234	510
Financial expenses	2,772	798
Financial income	(1,897)	(2,308)
EBIT	574	2,585
Share-based compensation expense (1)	72	71
Adjusted EBIT	646	2,656

(1) Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.

Segment P&L (Unaudited)

In 000€	Materialise Medical	Materialise Software	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the three months ended March 31, 2025
Revenues	31,078	9,775	25,526	66,379	0	66,379
Segment (adj) EBITDA	9,047	599	(377)	9,269	(3,122)	6,147
Segment (adj) EBITDA %	29.1%	6.1%	-1.5%	14.0%		9.3%
For the three months ended March 31, 2024
Revenues	26,183	10,438	27,016	63,637	0	63,637
Segment (adj) EBITDA	7,921	1,090	1,529	10,540	(2,446)	8,094
Segment (adj) EBITDA %	30.3%	10.4%	5.7%	16.6%		12.7%

(1) Unallocated segment adjusted EBITDA consists of corporate research and development and corporate other operating income (expense), and the added share-based compensation expenses that are included in Adjusted EBITDA.

Reconciliation of Net Profit (Loss) to Segment adjusted EBITDA (Unaudited)

	for the three months ended March 31,
In 000€	2025	2024
Net profit (loss) for the period	(535)	3,585
Income taxes	234	510
Financial cost	2,772	798
Financial income	(1,897)	(2,308)
Operating (loss) profit	574	2,585
Depreciation and amortization	5,501	5,438
Corporate research and development	1,030	808
Corporate headquarter costs	2,852	2,484
Other operating income (expense)	(688)	(776)
Segment adjusted EBITDA	9,269	10,540